# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crescent Energy Company, CIK 0001866175
CUSIP: 44952J104
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0002097698
Persons authorized to receive notices and communications: Scott D. Fitzhenry, 175 Berkeley Street, Boston, Massachusetts (MA), 02116, 617-357-9500

## Reporting persons
- Liberty Mutual Foundation Inc. (CIK 0002097698): type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 4,294,411; sole dispositive power 4,294,411; aggregate amount beneficially owned 4,294,411 (1.3% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 330,251,628 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2026.
- Liberty Mutual Insurance Company: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,294,411; sole dispositive power 0; shared dispositive power 4,294,411; aggregate amount beneficially owned 4,294,411 (1.3% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 330,251,628 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2026.
- Liberty Mutual Group Inc.: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,294,411; sole dispositive power 0; shared dispositive power 4,294,411; aggregate amount beneficially owned 4,294,411 (1.3% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 330,251,628 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2026.
- LMHC Massachusetts Holdings Inc.: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,294,411; sole dispositive power 0; shared dispositive power 4,294,411; aggregate amount beneficially owned 4,294,411 (1.3% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 330,251,628 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2026.
- Liberty Mutual Holding Company Inc.: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,294,411; sole dispositive power 0; shared dispositive power 4,294,411; aggregate amount beneficially owned 4,294,411 (1.3% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 330,251,628 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2026.
- Liberty Energy Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,294,411; sole dispositive power 0; shared dispositive power 4,294,411; aggregate amount beneficially owned 4,294,411 (1.3% of the class)
  Comment: (1) Rows 8, 10 and 11 include 39,665 restricted stock units issued to the director designees of the Reporting Persons.
  
  (2) Row 13 is based on 330,251,628 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Name of issuer: Crescent Energy Company
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Comment:
This Amendment No. 6 (this "Amendment") amends the statement on Schedule 13D filed with the U.S. Securities and Exhchange Commision (the "SEC") on December 17, 2021, as amended by that certain Amendment No. 1 to the Schedule 13D filed on September 14, 2022, as further amended by that certain Amendment No. 2 to the Schedule 13D, filed on May 17, 2024, as further amended by that certain Amendment No. 3 to the Schedule 13D, filed on August 9, 2024, as further amended by that certain Amendment No. 4 to the Schedule 13D, filed on August 27, 2025, and as further amended by that certain Amendment No. 5 to the Schedule 13D, filed on December 22, 2025 (as so amended, the "Schedule 13D"). This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Purposes.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

Liberty Mutual Foundation Inc. directly holds 4,213,628 shares of Class A Common Stock, and Liberty Energy Holdings LLC directly holds 80,783 shares of Class A Common Stock, including 39,665 shares held by the director designees of the Reporting Persons. As of May 5, 2026, Bevin Brown resigned from the board of directors of the Issuer and the Reporting Persons have no employee director designees serving on the board of directors of the Issuer. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 4,294,411 shares of Class A Common Stock owned directly by Liberty Mutual Foundation Inc. and Liberty Energy Holdings LLC due to their common control.

The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Persons represents approximately 1.3% of the outstanding Class A Common Stock, on a combined total of 330,251,628 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 4, 2026.

The response of the Reporting Persons to rows 7 through 13 on the cover page of this Amendment and the information set forth in Item 6 below are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On May 7, 2026, Liberty Mutual Foundation Inc. sold 32,600,000 shares of Class A Common Stock of the Issuer in a block trade pursuant to Rule 144 of the Securities Act of 1933, as amended, at a price of $12.33 per share, for an aggregate amount of 401,958,000.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: After giving effect to the May 7, 2026 sale by Liberty Mutual Foundation Inc., the Reporting Persons ceased to beneficially own 5% of the Class A Common Stock and have no further beneficial ownership reporting obligations.

## Signatures
- Liberty Mutual Foundation Inc.: /s/ Vlad Barbalat, Vlad Barbalat / Executive Vice President (05/11/2026)
- Liberty Mutual Insurance Company: /s/ Vlad Barbalat, Vlad Barbalat / Executive Vice President (05/11/2026)
- Liberty Mutual Group Inc.: /s/ Vlad Barbalat, Vlad Barbalat / Executive Vice President (05/11/2026)
- LMHC Massachusetts Holdings Inc.: /s/ Vlad Barbalat, Vlad Barbalat / Executive Vice President (05/11/2026)
- Liberty Mutual Holding Company Inc.: /s/ Vlad Barbalat, Vlad Barbalat / Executive Vice President (05/11/2026)
- Liberty Energy Holdings, LLC: /s/ Vlad Barbalat, Vlad Barbalat / President (05/11/2026)